Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2013

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2013

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31,	September 30,	September 30,
	2012	2013	2013
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	68,339	42,961	12,146
Short-term bank deposits	11,459	28,688	8,111
Prepaid expenses	804	809	229
Other receivables	2,254	875	247
Total current assets	82,856	73,333	20,733
		,
NON-CURRENT ASSETS
Restricted deposits	3,513	1,933	547
Long-term prepaid expenses	204	144	41
Property and equipment, net	3,172	2,681	758
Intangible assets, net	1,063	911	257
Total non-current assets	7,952	5,669	1,603
Total assets	90,808	79,002	22,336

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	137	-	-
Accounts payable and accruals:
Trade	12,283	12,564	3,552
OCS	6,148	-	-
Other	5,443	2,896	819
Total current liabilities	24,011	15,460	4,371

NON-CURRENT LIABILITIES
Retirement benefit obligations	143	143	41
Warrants	10,725	13,165	3,722
Total non-current liabilities	10,868	13,308	3,763
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	34,879	28,768	8,134

EQUITY
Ordinary shares	1,837	2,357	666
Share premium	464,629	504,309	142,581
Capital reserve	33,802	33,981	9,607
Accumulated deficit	(444,339)	(490,413)	(138,652)
Total equity	55,929	50,234	14,202
Total liabilities and equity	90,808	79,002	22,336

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

					Convenience translation into USD (Note 1b)
					Three months	Nine months
	Three months ended September 30,		Nine months ended September 30,		ended September 30,	ended September 30,
	2012	2013	2012	2013	2013	2013
	NIS in thousands				In thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(15,848)	(8,190)	(46,523)	(39,720)	(2,316)	(11,230)
SALES AND MARKETING EXPENSES	(912)	(731)	(2,626)	(2,565)	(207)	(725)
GENERAL AND ADMINISTRATIVE EXPENSES	(2,834)	(2,663)	(9,315)	(9,789)	(752)	(2,767)
OPERATING LOSS	(19,594)	(11,584)	(58,464)	(52,074)	(3,275)	(14,722)
NON-OPERATING INCOME (EXPENSES), NET	(3,180)	(4,627)	2,351	9,214	(1,308)	2,605
FINANCIAL INCOME	1,827	501	8,323	2,484	142	702
FINANCIAL EXPENSES	(1,649)	(1,956)	(4,052)	(5,698)	(553)	(1,611)
COMPREHENSIVE LOSS FOR THE PERIOD	(22,596)	(17,666)	(51,842)	(46,074)	(4,994)	(13,026)

	NIS				USD

LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.13)	(0.08)	(0.31)	(0.21)	(0.02)	(0.06)

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2012	1,236	421,274	31,317	(368,069)	85,758
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2012:
Issuance of share capital , net	524	35,143	-	-	35,667
Employee stock options exercised	-	270	(270)	-	-
Employee stock options forfeited and expired	-	398	(398)	-	-
Share-based compensation	-	-	2,358	-	2,358
Comprehensive loss for the period	-	-	-	(51,842)	(51,842)
BALANCE AT SEPTEMBER 30, 2012	1,760	457,085	33,007	(419,911)	71,941

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2013	1,837	464,629	33,802	(444,339)	55,929
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2013:
Issuance of share capital , net	518	37,202	-	-	37,720
Employee stock options exercised	*	1,457	(1,457)	-	-
Warrants exercised	2	257	-	-	259
Employee stock options forfeited and expired	-	764	(764)	-	-
Share-based compensation	-	-	2,400	-	2,400
Comprehensive loss for the period	-	-	-	(46,074)	(46,074)
BALANCE AT SEPTEMBER 30, 2013	2,357	504,309	33,981	(490,413)	50,234

* Represents an amount less than 1,000

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	Convenience translation into USD in thousands (Note 1b)
BALANCE AT JANUARY 1, 2013	519	131,362	9,557	(125,626)	15,812
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2013:
Issuance of share capital , net	147	10,518	-	-	10,665
Employee stock options exercised	*	412	(412)	-	-
Warrants exercised	*	73	-	-	73
Employee stock options forfeited and expired	-	216	(216)	-	-
Share-based compensation	-	-	678	-	678
Comprehensive loss for the period	-	-	-	(13,026)	(13,026)
BALANCE AT SEPTEMBER 30, 2013	666	142,581	9,607	(138,652)	14,202

* Represents an amount less than 1,000

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Nine months ended September 30,		Nine months ended September 30,
	2012	2013	2013
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(51,842)	(46,074)	(13,026)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(724)	(9,837)	(2,782)
Net cash used in operating activities	(52,566)	(55,911)	(15,808)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(48,992)	(104,127)	(29,439)
Maturities of short-term deposits	64,801	85,377	24,138
Maturities of restricted deposits	-	1,550	438
Purchase of property and equipment	(545)	(196)	(55)
Purchase of intangible assets	(21)	(96)	(27)
Net cash provided by (used in) investing activities	15,243	(17,492)	(4,945)

CASH FLOWS - FINANCING ACTIVITIES
Repayments of bank loan	(224)	(127)	(36)
Issuance of share capital and warrants, net of issuance expenses	52,453	50,140	14,176
Proceeds from exercise of employee stock options	*	*	*
Net cash provided by financing activities	52,229	50,013	14,140

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,906	(23,390)	(6,613)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	33,061	68,339	19,321
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	4,931	(1,988)	(562)
CASH AND CASH EQUIVALENTS - END OF PERIOD	52,898	42,961	12,146

* Less than 1,000

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Nine months ended September 30,		Nine months ended September 30,
	2012	2013	2013
	NIS in thousands		In thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	1,188	870	246
Impairment of intangible assets	-	138	39
Long-term prepaid expenses	(17)	60	17
Exchange differences on cash and cash equivalents	(4,931)	1,988	562
Share-based compensation	2,358	2,400	678
Warrant issuance costs	1,204	470	133
Gain on adjustment of warrants to fair value	(5,528)	(10,191)	(2,881)
Interest and exchange differences on short-term deposits	1,726	1,521	431
Interest and linkage on bank loan	(21)	(10)	(3)
Interest and exchange differences on restricted deposits	(31)	30	8
	(4,052)	(2,724)	(770)

Changes in operating asset and liability items:
Decrease in trade accounts receivable and other receivables	2,193	1,374	388
Increase (decrease) in accounts payable and accruals	1,135	(8,487)	(2,400)
	3,328	(7,113)	(2,012)
	(724)	(9,837)	(2,782)

Supplementary information on interest received in cash	1,439	449	127

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”) was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx has been engaged, both independently and through its consolidated entities (collectively, the “Company”), in the development of therapeutics, from early-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx holds a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. BIJ LP was established to operate a biotechnology incubator located in Jerusalem under an agreement with the State of Israel.

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) are also traded on the NASDAQ Capital Market.

In January 2008, BioLineRx established a wholly owned subsidiary, BioLineRx USA Inc. (“BioLineRx USA”), which served as the Company’s business development arm in the United States. During 2011, the Company transferred its business development activities to Israel, and BioLineRx USA is no longer active.

The Company has been engaged in drug development since its incorporation. Although the Company has generated revenues from two out-licensing transactions, the Company cannot determine with reasonable certainty if and when the Company will have sustainable profits.

b.	Convenience translation into U.S. dollars (“dollars”, “USD” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of September 30, 2013 have been translated into dollars at the representative rate of exchange on September 30, 2013 ($1 = NIS 3.537). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.
The condensed consolidated interim financial statements of the Company as of September 30, 2013, and for the three and nine months then ended were approved by the Board of Directors on November 13, 2013, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer, and the Chief Financial and Operating Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2013, and for the three and nine months then ended (hereinafter – the interim financial statements) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (hereinafter – IAS 34). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2012 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three and nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2012 and for the year then ended.

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS

a.	Private placement of share capital and warrants to Orbimed

In February 2013, the Company completed a direct placement to leading healthcare investor, OrbiMed Israel Partners Limited Partnership, an affiliate of OrbiMed Advisors LLC. The placement consisted of 2,666,667 ADSs and 1,600,000 warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per ADS and are exercisable for a term of five years. The offering raised a total of $8,000,000, with net proceeds of approximately $7,700,000, after deducting fees and expenses.

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The amount of the direct placement consideration allocated to the warrants was approximately $3,400,000, as calculated on the basis of the Black-Scholes model, which reflects their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $130,000, was recorded as non-operating expense on the statement of comprehensive loss. The change in fair value from the date of issuance through September 30, 2013, amounting to approximately $1,890,000, has been recorded as non-operating income on the statement of comprehensive loss.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS (cont.)

b.	Share purchase agreement with Lincoln Park Capital

In September 2012, BioLineRx and Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“LPC”), entered into a $15 million purchase agreement (the “Purchase Agreement”), together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $15 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the Purchase Agreement.

During the nine months ended September 30, 2013, BioLineRx sold a total of 2,451,166 ADSs to LPC for aggregate gross proceeds of $6,030,000. In connection with these issuances, a total of 61,281 ADSs was issued to LPC as a commitment fee and a total of $121,000 was paid to Oberon Securities as a finder’s fee.

On a cumulative basis, from the effective date of the Purchase Agreement through the approval date of these financial statements, BioLineRx has sold a total of 3,250,128 ADSs to LPC for aggregate gross proceeds of $8,230,000. In connection with these issuances, a total of 81,255 ADSs was issued to LPC as a commitment fee and a total of $165,000 was paid to Oberon Securities as a finder’s fee.

NOTE 5 – AT-THE-MARKET EQUITY OFFERING SALES AGREEMENT

In May 2013, BioLineRx and Stifel, Nicolaus & Company, Incorporated (“Stifel”) entered into an at-the-market equity offering sales agreement, pursuant to which Stifel, may, at BioLineRx’s discretion and at such times as BioLineRx shall determine from time to time, sell up to a maximum of $20,000,000 of its ADSs through an “at-the-market” program (the “ATM Program”).

The ATM Program allows BioLineRx, subject to the terms of the agreement, to raise capital at times and in amounts deemed suitable by it to support its business plans. BioLineRx is not required to sell any ADSs at any time during the term of the ATM Program.

BioLineRx will pay Stifel a commission equal to 3.00% of the gross sales price of the ADSs for amounts of ADSs sold pursuant to the agreement. BioLineRx agreed to reimburse Stifel for its out-of-pocket expenses, including reasonable fees and expenses of counsel, in connection with the ATM Program.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – SHAREHOLDERS’ EQUITY

As of September 30, 2013 and December 31, 2012, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	September 30,
	2012	2013

Authorized share capital	750,000,000	750,000,000

Issued and paid-up share capital	183,713,197	235,905,799

	In NIS
	December 31,	September 30,
	2012	2013

Authorized share capital	7,500,000	7,500,000

Issued and paid-up share capital	1,837,132	2,359,058

NOTE 7 – RESEARCH AND DEVELOPMENT

a.
In March 2013, the Company decided to terminate the CLARITY study in connection with its BL-1020 therapeutic candidate for schizophrenia. As a result of the study termination, the Company reversed the remaining liability to repay grants previously received from the OCS in respect of BL-1020, amounting to NIS 6,148,000, since it became more likely than not that such liability would not be repaid.

b.
Trade accounts payable and accruals as of September 30, 2013 reflect an accrual of NIS 4,000,000 related to activities in respect of the CLARITY study, including study termination costs. Such amounts are reflected in research and development expenses.

c.
Research and development expenses are reflected net of research grants received from an interested (related) party of the Company, pursuant to a research funding arrangement for early development stage projects, as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
	NIS in thousands		NIS in thousands

Grants received from an interested party, offset against research and development expenses	452	425	2,145	2,116

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 – NON-OPERATING INCOME (EXPENSES), NET

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
	NIS in thousands		NIS in thousands

Issuance costs	(1,973)	(320)	3,177	977
Changes in fair value of warrants	(1,207)	(4,307)	(5,528)	(10,191)
	(3,180)	(4,627)	2,351	9,214

NOTE 9 – AGREEMENT WITH CTTQ

In June 2013, the Company signed an out-licensing agreement with Jiangsu Chia-tai Tianqing Pharmaceutical Co., Ltd. (“CTTQ”), the leading Chinese pharmaceutical company in the liver disease therapeutic area, for the development and commercialization of BL-8030, an orally available treatment for HCV in the pre-clinical stages of development. Under the terms of the agreement, the Company granted CTTQ exclusive rights to develop, manufacture and commercialize BL-8030 in China and Hong Kong. Pursuant to the agreement, CTTQ will pay an upfront license fee, plus future development, regulatory and commercialization milestones, for a total potential deal value of approximately $30 million. In addition, the Company has the right to receive high single-digit royalties on future sales of the drug. The Company has retained the right to develop and commercialize BL-8030 in other parts of the world. As the technology transfer activities required under the agreement had not yet been completed as of September 30, 2013, no revenues have yet been recorded under the agreement.